Exhibit 99.1

Aphria to Host Special Meeting of Shareholders on Wednesday, April 14, 2021 to Approve Proposed Aphria-Tilray Business Combination

Tilray to Host Special Meeting of Stockholders on Friday, April 16, 2021 to Approve Proposed Aphria-Tilray Business Combination

  Proxy Materials Mailed to Aphria Shareholders and Tilray Stockholders of Record as of Friday, March 12, 2021
  Required Regulatory Approvals Contemplated Under the Arrangement Agreement Received in Respect of the Proposed Business Combination
  The Boards of Directors of Aphria and Tilray Unanimously Recommend that their Respective Shareholders Vote "FOR" the Transaction
  Shareholders of Aphria and Stockholders of Tilray are Encouraged to Visit www.aphriatilraytogether.com for Up-to-Date Information About the Proposed Aphria-Tilray Business Combination

LEAMINGTON, ON and NANAIMO, BC, March 15, 2021 /CNW/ - Aphria Inc. ("Aphria") (TSX: APHA and Nasdaq: APHA), a leading global cannabis-lifestyle consumer packaged goods company, and Tilray, Inc. ("Tilray") (Nasdaq: TLRY), a global pioneer in cannabis research, cultivation, production and distribution, are pleased to announce that:

(i)	Aphria has obtained an interim order (the "Interim Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") in connection with its proposed business combination with Tilray pursuant to an arrangement (the "Arrangement") to be implemented under a statutory plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario);
(ii)	They have received the required regulatory approvals necessary to complete the proposed business combination between the two companies (the "Transaction");
(iii)	They have filed their joint proxy statement/management information circular (collectively, the "Circular") and related materials (the "Meeting Materials") in respect of the special meeting of Aphria shareholders (the "Aphria Shareholders") to be held on April 14, 2021 (the "Aphria Meeting") and the special meeting of the holders (the "Tilray Stockholders") of the Tilray class 2 common stock (the "Tilray Shares") to be held on April 16, 2021 (the "Tilray Meeting"), to approve the resolutions necessary to implement the Arrangement; and
(iv)	The record date for determining the Aphria Shareholders and the Tilray Stockholders entitled to receive notice of and vote at the Aphria Meeting and the Tilray Meeting, respectively, was fixed by each of Aphria and Tilray to be the close of business on March 12, 2021.

Irwin D. Simon, Aphria's Chairman and Chief Executive Officer, who will have these same roles with the Combined Company, commented, "We are excited to advance closer towards the completion of our complementary and highly scalable strategic transaction with Tilray.  On behalf of our board of directors, we recommend Aphria Shareholders vote "FOR" the resolution required to approve the business combination with Tilray. We continue to believe our combined business strengths and capabilities will help us to connect more effectively with new and existing consumers and patients across Canada and internationally. Together, we expect the Combined Company to have a strong financial profile, low-cost production, leading brands, distribution network and unique partnerships, positioning us to deliver sustainable value for all stakeholders."

Mr. Simon, concluded, "We continue to maintain our financial flexibility through the strength of our balance sheet and access to capital. As a Combined Company, we expect to continue to pursue M&A in the U.S. across the branded consumer products industry that are accretive and can parlay into complementary cannabis products when we are able to do so."

At the Aphria Meeting, Aphria Shareholders will be asked to consider and pass a special resolution, approving the Arrangement (the "Aphria Resolution"). The Aphria Resolution must be approved by at least 66⅔% of the votes cast at the Aphria Meeting by the Aphria Shareholders, virtually present or represented by proxy at the Aphria Meeting. Aphria Shareholders must vote their proxies before 4:00 p.m. (Eastern time) on April 12, 2021.

At the Tilray Meeting, Tilray Stockholders will be asked to consider and vote on proposals to:

(i)	increase the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of 890,000,000 shares of Class 2 common stock and 10,000,000 shares of preferred stock, as reflected in the amendment to the second amended and restated certificate of incorporation of Tilray (the "Tilray Charter Amendment Proposal");
(ii)	issue Tilray Shares to Aphria Shareholders pursuant to the Arrangement (the "Tilray Share Issuance Proposal");
(iii)	approve, on an advisory (non-binding) basis, the compensation that may be paid to Tilray's named executive officers that is based on or otherwise relates to the transactions contemplated by the Arrangement Agreement, which is further described in the Circular (the "Tilray Advisory Compensation Proposal"); and
(iv)	approve the adjournment of the Tilray Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Tilray Meeting to approve the Tilray Charter Amendment Proposal or the Tilray Share Issuance Proposal (the "Tilray Adjournment Proposal", and together with the Tilray Charter Amendment Proposal, the Tilray Share Issuance Proposal and the Tilray Advisory Compensation Proposal, the "Tilray Proposals").

Reasons for and Benefits of the Transaction

Following the completion of the Transaction, the resulting company of the Arrangement (the "Combined Company") will operate under the corporate name "Tilray, Inc." with its shares of class 2 common stock trading on the Nasdaq Global Select Market under the ticker symbol "TLRY". In addition, Tilray currently expects to list the Tilray Shares on the Toronto Stock Exchange upon, or as soon as practicable following, the completion of the Transaction.

The board of directors of Aphria (the "Aphria Board") and the board of directors of Tilray (the "Tilray Board") each believe that, at this stage of development and expansion of the global cannabis market, companies with financial strength, a strategic footprint and scale, a diverse product range, brand expertise and strong leadership are most likely to succeed in the long-term. The following are the key benefits of the combination:

  World's Largest Global Cannabis Company. The combination of Aphria and Tilray will create the world's largest global cannabis company with pro forma revenue of US$685 million (C$874 million) for the last 12 months as reported by each company prior to the date of the announcement of the Transaction on December 16, 2020, the highest in the global cannabis industry.
  Strategic Footprint and Operational Scale. The Combined Company is expected to have the strategic footprint and operational scale necessary to compete more effectively in today's consolidating cannabis market with a strong, flexible balance sheet, strong cash balance and access to capital, which Aphria and Tilray believe will give it the ability to accelerate growth and deliver long-term sustainable value for stockholders.
  Low-Cost State-of-the-Art Production & The Leading Canadian Adult-Use Cannabis Producer. The demand of the Combined Company will be supported by low-cost state-of-the-art cultivation, processing, and manufacturing facilities and it will have a complete portfolio of branded Cannabis 2.0 products to strengthen its leadership position in Canada.
  Positioned to Pursue International Growth. Internationally, the Combined Company will be well-positioned to pursue growth opportunities with its strong medical cannabis brands, distribution network in Germany and end-to-end European Union Good Manufacturing Practices supply chain, which includes its production facilities in Portugal and Germany.
  Enhanced Consumer Packaged Goods Presence and Infrastructure in the U.S. In the United States, the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars, including SweetWater, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. In the event of federal permissibility, the Combined Company expects to be well-positioned to compete in the U.S. cannabis market given its existing strong brands and distribution system in addition to its track record of growth in consumer-packaged goods and cannabis products.
  Substantial Synergies. The combination of Aphria and Tilray is expected to deliver approximately US$78 million (C$100 million) of annual pre-tax cost synergies within 24 months of the completion of the Transaction. The Combined Company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing and corporate expenses.

Board Recommendation
The Aphria Board has unanimously determined that the Arrangement is in the best interests of Aphria and recommends that Aphria Shareholders vote FOR the Aphria Resolution.

The Tilray Board has unanimously determined that the Tilray Proposals are in the best interests of Tilray and recommends that the Tilray Stockholders vote FOR the Tilray Proposals.

In making its recommendations, the Aphria Board and the Tilray Board each considered a number of factors, as more fully described in the Circular.

Transaction Updates
Tilray has received a no-objection letter from the German Federal Ministry of Economic Affairs and Energy representing the final approval necessary under the agreement ("FDI Clearance"). The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired in relation to the Transaction (the "HSR Approval").  In addition, Tilray and Aphria have received a no-action letter from the Competition Bureau of Canada in respect of the Transaction (the "Competition Act Approval"), which confirms that the Competition Bureau does not intend to challenge the Transaction under the Competition Act (Canada).  The receipt of the HSR Approval, the Competition Act Approval and FDI Clearance are the regulatory approvals that are required to be obtained to satisfy the conditions to closing of the Transaction.

The hearing date for the final order of the Court (the "Final Order") has been scheduled for April 19, 2021. Subject to obtaining the Final Order, required approvals from Aphria Shareholders at the Aphria Meeting and from Tilray Stockholders at the Tilray Meeting, and satisfaction of certain other conditions to implementing the Arrangement as set forth in the Arrangement Agreement, it is anticipated that the Arrangement will be completed on or about April 20, 2021.

Shareholder Questions

If you are an Aphria Shareholder and have any questions, please contact Laurel Hill Advisory Group, Aphria's proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

If you are a Tilray Stockholder and have any questions, please contact MacKenzie Partners, Tilray's proxy solicitation agent, by telephone at 1-800-322-2885 toll-free in North America or at 1-212-929-5500 for collect calls outside of North America or by email at proxy@mackenziepartners.com.

Shareholders are encouraged to visit www.aphriatilraytogether.com for up-to-date information about the proposed Aphria-Tilray business combination.

Additional Details

For a more detailed description of the Transaction, the Aphria Resolution to be voted upon at the Aphria Meeting and the Tilray Proposals to be voted on at the Tilray Meeting, Aphria Shareholders and Tilray Stockholders are urged to review and carefully consider the Circular and the Meeting Materials as they contain important information concerning the Arrangement and the rights and entitlements of the Aphria Shareholders and Tilray Stockholders in relation thereto and consult with their financial, tax, legal and other professional advisors.

We Have A Good Thing Growing

ABOUT APHRIA
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

ABOUT TILRAY
Tilray is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids currently serving tens of thousands of patients and consumers in 17 countries spanning five continents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to: (i) statements relating to Aphria's and Tilray's strategic business combination and the expected timing and closing of the Transaction including, receipt of required shareholder approvals, court approvals and satisfaction of other closing customary conditions; (ii) estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis; (iii) the expected strategic and financial benefits of the business combination, including estimates of future cost reductions, synergies, including expected pre-tax synergies, savings and efficiencies; (iv) statements that the Combined Company anticipates having scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, internationally and, eventually in the United States; (v) statements that the Combined Company is expected to offer a diversified and branded product offering and distribution footprint, state-of-the-art cultivation, processing and manufacturing facilities; (vi) statements in respect of operational efficiencies expected to be generated as a result of the Transaction in the amount of approximately C$100 million of pre-tax annual cost synergies; (vii) statements regarding the value and returns to shareholders expected to be generated by the business combination and (viii) expectations of future balance sheet strength and future equity. Aphria and Tilray use words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Certain material factors or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder and court approvals for the Transaction, the ability of the parties to satisfy, in a timely manner, the conditions to closing of the Transaction and other expectations and assumptions concerning the Transaction. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management team including the reasonable assumptions, estimates, analysis and opinions of management of Aphria and Tilray considering their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria's and Tilray's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria's and Tilray's future financial and operating performance; the competitive and business strategies of Aphria and Tilray; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria and Tilray to complete the Transaction; Aphria's and Tilray's ability to provide a return on investment; Aphria's and Tilray's ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Transaction. There is a risk that some or all the expected benefits of the Transaction may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company following the Transaction difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections a well as market changes arising from governmental actions or market conditions in response to the COVID-19 public health crisis; the prompt and effective integration of the Combined Company; the ability to achieve the anticipated synergies and value-creation contemplated by the Transaction; the risk associated with Aphria's and Tilray's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the Transaction and the timing of the closing of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the Transaction, the response of business partners and retention as a result of the announcement and pendency of the Transaction; risks relating to the value of Tilray's common stock to be issued in connection with the transaction; the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on transaction-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Aphria and Tilray or that Aphria and Tilray presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria and the annual report filed on form 10-K of Tilray made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this news release are made as of the date of this news release and neither Aphria nor Tilray undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Additional Information About the Transaction and Where to Find It

This news release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This release is being made in respect of the proposed transaction involving Aphria and Tilray pursuant to the terms of an arrangement agreement by and among Aphria and Tilray and may be deemed to be soliciting material relating to the proposed transaction.

In connection with the Transaction, Tilray has filed the Circular containing important information about the Transaction and related matters. The Circular has also been made available by Aphria and Tilray on their respective SEDAR profiles.  Additionally, Aphria and Tilray will file other relevant materials in connection with the Transaction with the applicable securities regulatory authorities. Investors and security holders of Aphria and Tilray are urged to carefully read the entire Circular (including any amendments or supplements to such documents), respectively, before making any voting decision with respect to the Transaction because they contain important information about the Transaction and the parties to the Transaction. The Circular will be mailed to the Aphria Shareholders and Tilray Stockholders and is accessible on the SEDAR and EDGAR profiles of the respective companies.

Investors and security holders of Tilray can obtain a free copy of the Circular, as well as other relevant filings containing information about Tilray and the Transaction, including materials incorporated by reference into the Circular, without charge, at the SEC's website (www.sec.gov) or from Tilray by contacting Tilray's Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray's Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled "Financials."

Investors and security holders of Aphria are able to obtain a free copy of the Circular, as well as other relevant filings containing information about Aphria and the Transaction, including materials incorporated by reference into the Circular, without charge, under Aphria's profile on SEDAR at www.sedar.com or from Aphria by contacting Aphria's investor relations at investors@aphria.com.

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SOURCE Aphria Inc.

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CO: Aphria Inc.

CNW 08:00e 15-MAR-21